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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              RENT-A-CENTER, INC.
                       (Name of Subject Company (Issuer))

                          RENT-A-CENTER, INC. (ISSUER)
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  76009N 10 0
                     (CUSIP Number of Class of Securities)

                                 MARK E. SPEESE
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                             5700 TENNYSON PARKWAY
                                  THIRD FLOOR
                               PLANO, TEXAS 75024
                           TELEPHONE: (972) 801-1100
      (Name, Address and Telephone Numbers of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                             THOMAS W. HUGHES, ESQ.
                        WINSTEAD SECHREST & MINICK P.C.
                                1201 ELM STREET
                             5400 RENAISSANCE TOWER
                              DALLAS, TEXAS 75270
                           TELEPHONE: (214) 745-5201

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
                   $145,200,000                                           $11,747
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 2,200,000 shares of common stock, par value $0.01 per share, at the maximum tender offer price of $66.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  ---------------     Filing Party:  ---------------
Form of Registration No.:  ---------------   Date Filed:  ---------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ] third-party tender offer subject to Rule 14d-1.

    [X] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

                                  SCHEDULE TO

     This Tender Offer Statement on Schedule TO relates to the offer by Rent-A-Center, Inc., a Delaware corporation, to purchase up to 2,200,000 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value per share, at a price not greater than $66.00 nor less than $60.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Rent-A-Center's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2003 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii) hereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 12.  EXHIBITS.

(a)(1)(i)          Offer to Purchase, dated April 28, 2003.
(a)(1)(ii)         Letter of Transmittal.
(a)(1)(iii)        Letter to Stockholders, dated April 28, 2003.
(a)(1)(iv)         Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees.
(a)(1)(v)          Letter to Clients for use by Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.
(a)(1)(vi)         Letter to Participants in Our 401(k) Plan.
(a)(5)(i)          Press Release, dated April 25, 2003, Rent-A-Center, Inc.
                   Announces Plan to Refinance Its Senior Debt and Repurchase
                   Shares.
(a)(5)(ii)         Press Release, dated April 25, 2003, Rent-A-Center, Inc.
                   Announces Plans to Conduct Modified Dutch Auction Tender
                   Offer.
(a)(5)(iii)        Press Release, dated April 28, 2003, Rent-A-Center, Inc.
                   Announces Commencement of Its Modified Dutch Auction Tender
                   Offer.
(a)(5)(iv)         Form of Summary Advertisement.
(d)(1) Stock Purchase and Exchange Agreement, dated April 25, 2003, by and among Apollo Investment Fund IV, L.P., Apollo
                   Overseas Partners IV, L.P. and Rent-A-Center, Inc.
(d)(2) Third Amended and Restated Stockholders Agreement, dated as of December 31, 2002, by and among Apollo Investment Fund
                   IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese,
                   Rent-A-Center, Inc., and certain other persons.
(d)(3) Registration Rights Agreement, dated August 5, 1998, by and between Renters Choice, Inc., Apollo Investment Fund IV,
                   L.P., and Apollo Overseas Partners IV, L.P., related to the
                   Series A Convertible Preferred Stock.
(d)(4) Second Amendment to Registration Rights Agreement, dated as of August 5, 2002, by and among Rent-A-Center, Inc., Apollo
                   Investment Fund IV, L.P. and Apollo Overseas Partners IV,
                   L.P.
(d)(5) Third Amendment to Registration Rights Agreement, dated as of December 31, 2002, by and among Rent-A-Center, Inc.,
                   Apollo Investment Fund IV, L.P., and Apollo Overseas
                   Partners IV, L.P.
(d)(6)             Exchange and Registration Rights Agreement, dated December
                   19, 2001, by and among Rent-A-Center, Inc., ColorTyme, Inc.,
                   Advantage Companies, Inc., J.P. Morgan Securities, Inc.,
                   Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., and Lehman Brothers, Inc.
(d)(7)             Amended and Restated Rent-A-Center, Inc. Long-Term Incentive
                   Plan.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2003                     Rent-A-Center, Inc.

                                          By:     /s/ MITCHELL E. FADEL
                                            ------------------------------------
                                            Mitchell E. Fadel,
                                            President and Chief Operating
                                              Officer

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                     DESCRIPTION
-------                                    -----------
(a)(1)(i)*         Offer to Purchase, dated April 28, 2003.
(a)(1)(ii)*        Letter of Transmittal.
(a)(1)(iii)*       Letter to Stockholders, dated April 28, 2003.
(a)(1)(iv)*        Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees.
(a)(1)(v)*         Letter to Clients for use by Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.
(a)(1)(vi)*        Letter to Participants in Our 401(k) Plan.
(a)(1)(i)          Press Release, dated April 25, 2003, Rent-A-Center, Inc.
                   Announces Plan to Refinance Its Senior Debt and Repurchase
                   Shares.(1)
(a)(1)(ii)         Press Release, dated April 25, 2003, Rent-A-Center, Inc.
                   Announces Plans to Conduct Modified Dutch Auction Tender
                   Offer.(2)
(a)(1)(iii)*       Press Release, dated April 28, 2003, Rent-A-Center, Inc.
                   Announces Commencement of Its Modified Dutch Auction Tender
                   Offer.
(a)(5)(iv)*        Form of Summary Advertisement.
(d)(1)*            Stock Purchase and Exchange Agreement, dated April 25, 2003, by and among Apollo Investment Fund IV, L.P., Apollo
                   Overseas Partners IV, L.P. and Rent-A-Center, Inc.
(d)(2)             Third Amended and Restated Stockholders Agreement, dated as of December 31, 2002, by and among Apollo Investment Fund
                   IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese,
                   Rent-A-Center, Inc., and certain other persons.(3)
(d)(3)             Registration Rights Agreement, dated August 5, 1998, by and between Renters Choice, Inc., Apollo Investment Fund IV,
                   L.P., and Apollo Overseas Partners IV, L.P., related to the
                   Series A Convertible Preferred Stock.(4)
(d)(4)             Second Amendment to Registration Rights Agreement, dated as of August 5, 2002, by and among Rent-A-Center, Inc., Apollo
                   Investment Fund IV, L.P. and Apollo Overseas Partners IV,
                   L.P.(5)
(d)(5)             Third Amendment to Registration Rights Agreement, dated as of December 31, 2002, by and among Rent-A-Center, Inc.,
                   Apollo Investment Fund IV, L.P., and Apollo Overseas
                   Partners IV, L.P.(6)
(d)(6)             Amended and Restated Rent-A-Center, Inc. Long-Term Incentive
                   Plan.(7)

---------------

 *  Filed herewith.

(1) Incorporated herein by reference to Exhibit (a)(5)(i) to the registrant's Schedule TO-C dated April 25, 2003.

(2) Incorporated herein by reference to Exhibit (a)(5)(ii) to the registrant's Schedule TO-C dated April 25, 2003.

(3) Incorporated herein by reference to Exhibit 10.6 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(4) Incorporated herein by reference to Exhibit 10.22 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(5) Incorporated herein by reference to Exhibit 10.10 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(6) Incorporated herein by reference to Exhibit 10.9 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(7) Incorporated herein by reference to Exhibit 99.1 to the registrant's Post-Effective Amendment No. 1 to Form S-8 dated as of December 31, 2002.